[redacted]

08030626

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 6 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2500
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young, LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allan Jr. Blvd (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Morris swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Donald Morris
Signature

Chief Financial Officer
Title

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone (404) 874 8300
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2008

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2007
(In thousands)

Assets		
Cash and cash equivalents	$	313
Cash and securities segregated under Federal and other regulations		10,164
Receivables from brokers and dealers		5,682
Customer receivables		595
Securities purchased under agreements to resell (Note 7)		2,707,951
Securities owned (Note 7):		
U.S. government and agency obligations		638,752
State and municipal obligations		151,203
Corporate debt and equities		241,271
Commercial paper and certificates of deposit		53,229
Securities not readily marketable		21,986
Other		5,100
Total securities owned (including encumbered securities of $200,802)		1,111,541
Accrued interest and other income receivable		36,462
Secured demand note receivable from Parent		160,000
Other intangible assets		855
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $47,649		16,519
Goodwill		123,340
Other assets		16,401
Total assets	$	4,189,823
Liabilities		
Securities sold but not yet purchased	$	241,776
Securities sold under agreements to repurchase (Note 7)		2,707,673
Accrued compensation and benefits		33,895
Accrued interest payable and other liabilities		12,720
Due to related parties		21,822
Lines of credit payable to related parties		655,821
Payables for unsettled securities transactions, net		6,739
Payables to brokers and dealers		1,783
Total liabilities		3,682,229
Commitments and contingencies (Note 8)		
Subordinated demand note payable to Parent (Note 7)		160,000
Shareholder's equity:		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		299,870
Retained earnings		47,624
Total shareholder's equity		347,594
Total liabilities and shareholder's equity	$	4,189,823

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2007
(In thousands)

Revenues		
Corporate finance fees, net	$	106,566
Interest		224,521
Commissions		48,423
Underwriting fees, net		53,340
Trading losses, net of gains		(30,699)
Management and investment advisory fees		20,481
Other		3,382
Total revenues		426,014
Expenses		
Compensation and benefits		143,114
Interest		207,598
Fees paid to related parties		50,247
Outside processing and software		26,109
Occupancy and equipment		10,647
Other		23,421
Total expenses		461,136
Loss before income taxes		(35,122)
Income tax benefit		(12,907)
Net loss	$	(22,215)

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2007
(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 100	$ 299,870	$ 69,839	$ 369,809
Net loss	–	–	(22,215)	(22,215)
Balance, December 31, 2007	$ 100	$ 299,870	$ 47,624	$ 347,594

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2007
(In thousands)

Subordinated Demand Note Payable to Parent, Beginning of Year	$	160,000
Repayment of subordinated demand note		–
Issuance of subordinated demand note		–
Subordinated Demand Note Payable to Parent, End of Year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007
(In thousands)

Operating activities	
Net loss	(22,215)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,218
Deferred tax benefit	(206)
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	(194)
Securities purchased under agreements to resell	3,165,995
Securities owned	(129,979)
Securities not readily marketable	260
Receivables:	
Brokers and dealers	13,360
Customers	17,233
Accrued interest and other income receivable	(21,856)
Due from related parties	5,580
Other assets	51,398
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased	(19,453)
Securities sold under agreements to repurchase	(3,144,998)
Accrued compensation and benefits	(16,763)
Accrued interest payable and other liabilities	3,395
Due to related parties	(4,910)
Income taxes payable	(26,244)
Payable for unsettled securities transactions	(31,219)
Payables to brokers and dealers	(16,564)
Customer payables	(7,846)
Net cash used in operating activities	(180,008)
Investing activities	
Capital expenditures	(8,202)
Net cash used in investing activities	(8,202)
Financing activities	
Borrowings from related parties under lines of credit, net	188,119
Net cash from financing activities	188,119
Net change in cash and cash equivalents	(91)
Cash and cash equivalents, beginning of year	404
Cash and cash equivalents, end of year	313
Supplemental cash flow information	
Cash paid (received) for:	
Interest	204,373
Income taxes to Parent	(9,844)

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Accounting Policies

Organization

Effective August 1, 2007 SunTrust Capital Markets, Inc. changed its name to SunTrust Robinson Humphrey, Inc. SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. Effective July 30, 2007, the Financial Industry Regulatory Authority (FINRA) was created through the consolidation of the NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the FINRA.

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third party clearing broker.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade, on December 31, 2007, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted ask price is used. The resulting difference between cost and market is included in the statement of operations.

Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of transaction-related expenses.

1. Summary of Significant Accounting Policies (continued)

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date, which is when substantially all the efforts in generating the commissions have been completed.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2007.

Goodwill

Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company completed its annual review of goodwill prior to December 31, 2007, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. A valuation reserve was recorded by the Company at December 31, 2007 and represents net operating loss carryforwards generated by certain state taxing jurisdictions where it is more likely than not that realization will not occur.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainly in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes.* FIN 48 provides a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows and did not result in unrecognized tax benefits being recorded. In connection with its adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which clarifies how companies should measure fair value when companies are required by US GAAP to use a fair value measure for recognition or disclosure. Under SFAS No. 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits companies to elect, on an instrument-by-instrument basis, to fair value certain financial assets and financial liabilities with changes in fair value recognized in earnings as they occur. These Statements are effective January 1, 2008 for calendar year companies with the option to early adopt as of January 1, 2007. The Company elected to early adopt the provisions of these Statements effective January 1, 2007 and the adoption did not have a material impact on the Company's financial position and results of operations.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2007, a U.S. Treasury bill carried at a market value of $10,163,097 and $1,000 of cash has been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

4. Securities Under Agreements To Resell and Repurchase

Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% and 105% of the underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2007, the Company had accepted collateral with a fair value of $2.72 billion that the Company is permitted by contract or custom, to sell or re-pledge, and had re-pledged $2.71 billion of that collateral.

5. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2007:

	(In thousands)
U.S. government obligations	$ 115,271
Corporates	126,437
Equity securities	68
	$ 241,776

6. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $16.7 million in 2007, all of which is included in compensation and benefits in the accompanying statement of operations.

6. Employee Benefits (continued)

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (Stock Plan) under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price which is no less than the fair market value of a share of SunTrust common stock on the grant date and may be either tax-qualified incentive stock options or non-qualified stock options. Stock options typically vest over three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but expects differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

6. Employee Benefits (continued)

The weighted average fair value of options granted during 2007 was $16.72 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	3.01 %
Expected stock price volatility	20.07 %
Risk-free interest rate (weighted average)	4.70 %
Expected life of options	6 years

The Parent allocates Stock Option and Restricted Stock Option expense to the Company. The Company's stock option and restricted stock expense for 2007 was approximately $626,196 and $4,397,395, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2007, there was approximately $11.4 million of unrecognized stock-based compensation expense related to non-vested stock.

7. Transactions with Related Parties

During the year ended December 31, 2007, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries. In 2007, the cost of these services allocated to the Company was $18.7 million. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2007, total referral fees paid to Parent and affiliates totaled $31.5 million. In addition to paying for services and referral fees, the Company receives payment from the Parent and affiliates for providing certain management and investment advisory, underwriting and corporate finance services. In 2007, total payments

7. Transactions with Related Parties (continued)

received for such activities totaled $19.8 million. Balances with respect to related parties at December 31, 2007 are:

	(In thousands)
Cash and cash equivalents	$ 313
Cash segregated under Federal and other regulations	1
Securities purchased under agreements to resell	1,964,195
Securities owned	217,438
Secured demand note receivable from Parent	160,000
Securities sold under agreements to repurchase	1,964,195
Due to related parties	21,822
Notes payable to related parties	655,821
Subordinated demand note payable to Parent	160,000
Revenues:	
Interest	125,229
Management and investment advisory fees	10,599
Underwriting fees	5,005
Corporate finance fees	4,133
Other	20
Expenses:	
Interest	145,304
Fees paid to related parties	50,247

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 5.15% at December 31, 2007, with interest due monthly. At December 31, 2007, the outstanding balance on this unsecured line of credit was $385 million.

7. Transactions with Related Parties (continued)

The Company has a $160 million subordinated collateralized non-interest-bearing note with the Parent that matures on December 15, 2008. Under the terms of the note, the Parent provided the Company with a non-interest-bearing note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 9), it may not be repaid. Furthermore, the Company must notify the FINRA within six months of the Company's intent to make payments. As of December 31, 2007, no such notices had been presented to the FINRA.

The Company also has a $400 million unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2007 was 4.10 %. Any advances and accrued interest are due the following business day. At December 31, 2007, the outstanding balance was $270.8 million.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2007, there were no outstanding borrowings under the facility.

8. Commitments and Contingencies

The Company leases certain office facilities and equipment under non-cancelable leases that expire through 2016, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2008	$ 5,489,197
2009	5,561,877
2010	5,615,195
2011	5,506,678
2012	5,531,110
Thereafter	13,325,770
Total minimum lease payments	$ 41,029,827

8. Commitments and Contingencies (continued)

Rental expense for the year ended December 31, 2007 was $5.2 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, which were subsequently settled, had no material effect on the financial statements for the period presented.

The Company has a $300 million uncommitted, secured revolving line of credit with the Bank of New York. The line of credit requires the segregation of STRH collateral overnight and a rate of Fed Funds plus 25 bps. At December 31, 2007, there were no outstanding borrowings under the facility.

Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its business and operations.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2.0% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined that is subject to reverse repurchase agreements. At December 31, 2007, the Company had net capital, as defined, of $242.7 million, which was $241.6 million in excess of the required net capital.

10. Financial Instruments with Off-Balance Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore are not reflected in trading assets or liabilities. The Company enters into various off-balance-sheet financial instruments of this nature regarding mortgage-backed to-be-announced (TBA) securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities owned, securities sold but not yet purchased, and in current period earnings. At December 31, 2007, the Company had TBA commitments totaling $6.1 million and $61.7 million respectively, resulting in unrealized losses of $0.28 million.

11. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2007, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires May 12, 2010.

12. Fair Value of Financial Instruments

The Company's financial instruments are either at quoted market prices or have stated rates of interest, which approximate current market rates, with the exception of the $160 million subordinated non-interest bearing note with the Parent, for which the fair value cannot be estimated. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2007.

12. Fair Value of Financial Instruments (continued)

As discussed in Note 2, the Company early adopted the recently issued fair value financial accounting standard SFAS No. 157 as of January 1, 2007. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS No. 157. In accordance with SFAS No. 157, the Company applied the following fair value hierarchy:

Level 1 - Assets and liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 - Assets and liabilities valued based on observable market data for similar instruments.

Level 3 - Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

The following table represents trading assets and liabilities measured at fair value on a recurring basis.

		Fair Value Measurement at December 31, 2007, Using		
(In thousands)	Assets/Liabilities Measured at Fair Value December 31, 2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading Assets	$ 1,111,541	$ 63,556	$ 1,047,985	–
Trading Liabilities	$ 241,776	$ 241,776	–	–

13. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows:

(In thousands)

	Current	Deferred	Total
Federal	$ (13,815)	$ (200)	$ (14,015)
State	1,114	(6)	1,108
	$ (12,701)	$ (206)	$ (12,907)

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate and to the Company's actual income tax expense is as follows:

	(In thousands)
Income tax at federal statutory rate of 35%	$ (12,293)
State income taxes, net of federal benefit	720
Tax-exempt interest	(1,148)
Other	(186)
Total provision for income taxes	$ (12,907)

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes and tax-exempt interest.

13. Income Taxes (continued)

The Company's temporary differences, which give rise to the net deferred tax asset are as follows:

	(In thousands)
Employee benefits	$ 5,203
Fixed assets	2,865
Other	(420)
Total deferred tax asset	$ 7,648

The net deferred tax asset totaled $7.6 million (net of valuation allowance of $0.9 million) at December 31, 2007.

On January 1, 2007, the Company adopted FIN 48. The Company elected to classify interest and penalties related to tax positions as a component of income tax expense. No uncertain tax benefits have been recognized. Since no unrecognized tax benefits have been recorded, no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company is a member of a group of corporations that files a consolidated income tax return in the United States federal jurisdiction. The Company also files income tax returns in various state jurisdictions as either a member of a consolidated group or as a separate company. The federal returns of the consolidated group (of which the Company is a member) for tax years through 1998 have been examined by the Internal Revenue Service (IRS) and no issues applicable to the Company are still in dispute. The Federal returns of the consolidated group for tax years 1999 through 2004 are currently under examination by the IRS. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007
(In thousands)

Computation of Net Capital:				
Total shareholder's equity			$	347,594
Add:				
Subordinated borrowings allowable in computation of net capital				160,000
Total capital and allowable subordinated borrowings				507,594
Deductions and/or charges:				
Nonallowable assets	$	207,969		
Additional charges for customers' and non-customers' security accounts		3		
Other deductions or charges		1,224		209,196
Net capital before haircuts on securities positions				298,398
Haircuts on securities				
Trading assets:				
U.S. government and agency obligations		25,241		
Corporate obligations		22,552		
State and municipal obligations		5,840		
Bankers Acceptance and CD's		1,016		
Stocks and warrants		24		
Other securities		102		
Undue concentration		952		55,727
Net capital				242,671
Computation of alternative net capital requirement				
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1,000 if greater) plus 10% of excess market value, as defined, that is subject to reverse repurchase agreements.				1,035
Excess net capital			$	241,636
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater			$	241,429

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2007, filed on February 28, 2008.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007
(In thousands)

Credit balances:		
Customer-related fails to receive	$	63
Market value of short securities and credits in all suspense accounts over 7 calendar days		85
Total credit balances		148
Debit balances:		
Customer debit balances		595
Less 3%		(18)
Total debit balances		577
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	–
Amount on deposit in the "Reserve Bank Account" at December 31, 2007	$	10,164

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2007, filed on February 28, 2008.

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Market value and the number of items of:	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
Number of items	None

There are no material differences between this computation the Company's amended, unaudited Form X-17A-5 as of December 31, 2007, filed on February 28, 2008.

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2008

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone: (404) 874-8300
www.ey.com

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2008

Ernst & Young
RECEIVED
2008 MAR -6 PM 3:24
Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2008